Exhibit 99.1

Tiziana Life Sciences Nasal Foralumab Phase 2 Clinical Trial Accepted into Healey ALS MyMatch Program

BOSTON, MA, November 25, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies today announced that its Phase 2 clinical trial evaluating intranasal foralumab in patients with amyotrophic lateral sclerosis (ALS) has been accepted for inclusion in the ALS MyMatch Program at the Sean M. Healey & AMG Center for ALS at Mass General Brigham.

The study, supported by a grant from the ALS Association, will be led by Principal Investigators Suma Babu, MBBS, MPH, and James Berry, MD, MPH, at Mass General Brigham. The trial will enroll at multiple rapid-enrolling U.S. centers within the Network of Excellence for ALS (NEALS) Consortium. Successful investigational products from the Healey ALS MyMatch program may advance to future regimens of the HEALEY ALS Platform Trial – a perpetual, multi-regimen, late-phase clinical efficacy study – or transition directly to standalone Phase 3 trials.

ALS is a serious neurodegenerative disease characterized by progressive motor neuron loss, leading to muscle weakness and paralysis. Neuroinflammation and immune dysregulation, particularly involving T-cell dysfunction and microglial activation, are increasingly recognized as key drivers of disease progression. Preclinical and clinical evidence indicate that nasally administered foralumab – a fully human anti-CD3 monoclonal antibody – stimulates regulatory T cells in cervical lymph nodes, which then migrate to the central nervous system to suppress pathogenic inflammation and restore microglial homeostasis.

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, stated: “The rapid progression to trial activation reflects the urgency of the ALS community and the compelling science behind nasal foralumab. By leveraging the immune-modulatory potential of the nasal route, we aim to deliver meaningful clinical impact with a non-invasive therapy. We are deeply grateful to the ALS Association for their partnership and to the NEALS Consortium for their operational excellence. Foralumab’s ability to expand regulatory T cells and dampen CNS inflammation offers a biologically rational approach to slowing progression in a genetically defined ALS population. We are eager to translate these mechanisms into patient benefit.”

Suma Babu, MBBS, MPH, Principal Investigator of the ALS MyMatch program and Co-Director of the Neurological Clinical Research Institute (NCRI) at Mass General Brigham, added: “This innovative multi-site randomized placebo-controlled trial will integrate innovative nasal immunology with cutting-edge blood, spinal fluid and cellular and advanced brain imaging markers to understand the effect of the drug”.

A competitive grant has been awarded to Tiziana Life Sciences towards funding this study following rigorous peer review by the ALS Association.

About ALS MyMatch

ALS MyMatch is a multi-site, collaborative initiative that currently brings together four trial-ready, high enrolling ALS research centers and is a Network of Excellence for ALS (NEALS) affiliated program. Research centers include Mass General in Boston; University of Minnesota in Minneapolis, Minn.; Northwestern University in Evanston, Ill.; and Nova Southeastern University in Fort Lauderdale, Fla. ALS MyMatch has partnered with the Acceleration Centers of Enrollment (ACE) program, a community-driven philanthropic partnership program focused on expediting start up and recruitment at study centers. Additional trials and high performing sites will be added as the program grows. Organizations can apply on the ALS MyMatch website.

About the Sean M. Healey & AMG Center for ALS at Mass General Brigham

At the Sean M. Healey & AMG Center for ALS at Mass General Brigham, we are committed to bringing together a global network of scientists, physicians, nurses, foundations, federal agencies, and people living with ALS, their loved ones, and caregivers to accelerate the pace of ALS therapy discovery and development.

Launched in November 2018, the Healey & AMG Center, under the leadership of Merit Cudkowicz, MD and a Science Advisory Council of international experts, is reimagining how to develop and test the most promising therapies to treat the disease, identify cures and ultimately prevent it.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

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